Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form F-10 No. 333-184183) of Sprott Physical Gold Trust (the “Trust”) of our reports dated March 25, 2013, with respect to the financial statements of the Trust for the years ended 2012 and 2011, and the effectiveness of internal control over financial reporting included in this Annual Report (Form 40-F) of the Trust for the year ended December 31, 2012.

/s/ Ernst &Young LLP

Chartered Accountants
Licensed Public Accountant

Toronto, Canada
March 25, 2013